SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: May 2016	Commission File Number: 001-33526

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
(Translation of Registrant's name into English)

545 Promende du Centropolis
Suite 100
Laval, Québec
Canada H7T 0A3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐             No  ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
NEPTUNE TECHNOLOGIES& BIORESSOURCES INC.
Date: May 25, 2016	By:	/s/ Mario Paradis
	Name:	Mario Paradis
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated May 25, 2016